SGT COMPANY INC

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

FOR THE YEAR ENDED DECEMBER 31, 2024

TM ACCOUNTANT, INC.
770 W Dundee Rd, Arlington Heights, IL 60004
Phone: (847)850-0085 Fax: (847)305-5895

SGT COMPANY INC

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

FOR THE YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS

TM ACCOUNTANT, INC.

770 W Dundee Rd, Arlington Heights, IL 60004
Phone: (847)850-0085 Fax: (847)305-5895
info@tmaccountant.us - www.tmaccountant.us

The Board of Directors
SGT Company Inc
Santa Barbara, CA 93109

Independent Accountant's Compilation Report

We have compiled the accompanying financial statement of SGT Company Inc as of December 31, 2024, which comprises of the balance sheet, related statements of income, stockholders' equity, and statement of cash flows, for the year ended. The financial statements have been prepared in accordance with the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America (OCBOA). We have not audited or reviewed the accompanying financial statements and, accordingly, we do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

Management is responsible for the preparation and fair presentation of the financial statements on the modified cash basis of accounting, as well as for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatements, whether due to fraud or error. Management has elected to omit substantially all disclosures ordinarily included in financial statements. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.

Our responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.



Dmitry Moroz, CPA
February 17, 2026

SGT COMPANY INC
BALANCE SHEET
DECEMBER 31, 2024

ASSETS

CURRENT ASSETS:	
Cash and Cash Equivalents	16,702
Total Current Assets	16,702
OTHER CURRENT ASSETS:	
Inventory	2,944
Total Other Current Assets	2,944
TOTAL ASSETS	19,645

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:	
Credit Cards Payable	26,393
Credit Line	2,560
Current Portion Of Notes Payable	900
Total Current Liabilities	29,853
LONG TERM LIABILITIES:	
Long Term Debt, Equipment	48,990
Loan from Owner	35,335
Current Portion Of Notes Payable	(900)
Total Long Term Liabilities	83,425
SHAREHOLDERS' EQUITY	
Common Stock	1,000
Shareholders' Contribution	272,070
Retained Earnings	(291,291)
Net Income	(75,412)
Total Equity	(93,633)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	19,645

SGT COMPANY INC
STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

Balance - December 31,2024	Common Stock	Shareholder Contribution	Retained Earnings	Total
	$ 1,000	$ 249,850	$ (291,291)	$ (40,441)
Net Income	-	-	(75,412)	(75,412)
Shareholder Contribution	-	22,220	-	22,220
Balance - December 31,2025	$ 1,000	$ 272,070	$ (366,703)	$ (93,633)

SGT COMPANY INC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2024

Gross Sales	83,680
Gross - Other	5
Chargeback	(16,118)
Refunds	(93)
Total Revenues	67,474
Less Cost of Revenues	(57,934)
Gross Profit	9,539
Less Selling and Administrative Expenses	(77,511)
Income from Operations	(67,972)
Other Income (Expense):	
Interest Expense	(7,440)
Net Income	(75,412)
EBITDA	(67,972)

SGT COMPANY INC

COST OF REVENUES STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2024

Materials	33,111
Shipping Expense	13,930
Platform Fees	10,893
	57,934

STATEMENT OF SELLING AND ADMINISTRATIVE EXPENSES

Advertising and Promotion	42,643
Bank Service Charges	1,366
Business Licenses and Permits	1,137
Charity Donation	2,310
Dues and Subscriptions	3,102
Insurance Expense	1,136
Office Expense	521
Professional Fees	9,180
Software	4,782
Supplies	854
Travel Expenses	10,481
	77,511

SGT COMPANY INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

OPERATING ACTIVITIES		
Net Income	$	(75,412)
Adjustments to reconcile Net Income to net cash provided by operations:		
Decrease (Increase) in Accounts Receivable		26,723
Decrease (Increase) in Other Current Assets		22,452
(Decrease) Increase in Accounts Payable		1,097
(Decrease) Increase in Credit Cards Payable		10,217
(Decrease) Increase in Other Current Liabilities		(4,308)
Net cash provided by Operating Activities		(19,231)
FINANCING ACTIVITIES		
(Decrease) Increase in Long Term Liabilities		(885)
Shareholder Distributions		22,220
Net cash provided by Financing Activities		21,335
Net cash increase for period		2,104
Cash at beginning of period		14,598
Cash at end of period	$	16,702